CONSENT:

I, David Bending, P.Geo. and Qualified Person responsible for this geological report:

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Consent to the use of the content of the geological report by Pacificorp Holdings, Ltd. and to the written disclosure of the geological report and of extracts from or a summary of the geological report in the written disclosure being filed.

Dated in Reno, Nevada this 20th day of April, 2015

/s/DA Bending
DA. Bending, M.Sc. P.Geo.